Mail Stop 6010

June 1, 2007

Mr. David H. Adams
Chief Financial Officer
Integrated Surgical Systems, Inc.
1433 N. Market Blvd. #1
Sacramento, CA 95834

RE: **Integrated Surgical Systems, Inc.**
        Form 10-KSB for the fiscal year ended December 31, 2004 filed April 15, 2005
        Form 10-KSB for the fiscal years December 31, 2005 and 2006 filed April 13,
        2007
        File No. 1-12471

Dear Mr. Adams:

        We have completed our review of your Form 10-KSBs and related filings and
have no further comments at this time.

                                Sincerely,

                                Martin F. James
                                Senior Assistant Chief Accountant